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                                                                    Exhibit 99.1

(CAMPBELL RESOURCES INC. LOGO)

                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

                          CAMPBELL RESOURCES ANNOUNCES
                        RIGHTS OFFERING FULLY SUBSCRIBED

MONTREAL, NOVEMBER 28, 2006 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) ("CAMPBELL") announces that its rights offering has been fully subscribed, raising $5,597,301 at a subscription price of $0.08 per unit.

Under the rights offering, 69,966,264 units have been issued. Each unit consists of one common share of Campbell and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles its holder thereof to purchase one additional common share of Campbell at a price of $0.15 per share until 5 p.m. (Toronto time) on May 26, 2008.

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2005. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                      -30-

FOR MORE INFORMATION:

CAMPBELL RESOURCES INC.              Renmark Financial Communications Inc.
Andre Fortier, President and Chief   Henri Perron, hperron@renmarkfinancial.com
Executive Officer                    John Boidman, jboidman@renmarkfinancial.com
Tel.: 514-875-9037                   Tel.: 514-939-3989
Fax: 514-875-9764                    Fax: 514-939-3717
afortier@campbellresources.com       www.renmarkfinancial.com